UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Sensus Healthcare, Inc.

Common Stock

(Title of Class of Securities)

81728J109

(CUSIP Number)

July 25, 2016

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	81728J208

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RTW INVESTMENTS, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

310,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

310,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

310,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.44%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No.	81728J208

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RTW MASTER FUND, LTD.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_]
(b) [X]

3.	SEC USE ONLY

CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

4.	SOLE VOTING POWER

0

5.	SHARED VOTING POWER

310,000

6.	SOLE DISPOSITIVE POWER

0

7.	SHARED DISPOSITIVE POWER

310,000

8.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

310,000

9.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

10.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.44%

11.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	81728J208

12.	NAME OF REPORTING PERSONS
I..S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roderick Wong

13.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_]
(b) [X]

14.	SEC USE ONLY

CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

15.	SOLE VOTING POWER

0

16.	SHARED VOTING POWER

310,000

17.	SOLE DISPOSITIVE POWER

0

18.	SHARED DISPOSITIVE POWER

310,000

19.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

310,000

20.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

21.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.44%

22.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

Item 1.	(a).	Name of Issuer:

Sensus Healthcare, Inc.

	(b).	Address of issuer’s principal executive offices:

851 Broken Sound Parkway NW, Suite 215, Boca Raton, FL 33487

Item 2.	(a).	Name of person filing:

RTW Investments, LLC
RTW Master Fund Ltd.
Roderick Wong

	(b).	Address or principal business office or, if none, residence:

RTW Investments, LLC
250 West 55th Street, 16th Floor
Suite A
New York, NY 10019

RTW Master Fund, Ltd.
c/o Intertrust Corporate Services (Cayman) Limited
190 Elgin Avenue
George Town
Grand Cayman KY1-9001
Cayman Islands

Roderick Wong
c/o RTW Investments, LLC
250 West 55th Street, 16th Floor
Suite A
New York, NY 10019

	(c).	Citizenship:

RTW Investments, LLC – Delaware, United States of America
RTW Master Fund, Ltd. – Cayman Islands
Roderick Wong – United States of America

	(d).	Title of class of securities:
Common Stock

	(e).	CUSIP No.:

81728J109

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

N/A

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

RTW Investments, LLC: 310,000*
RTW Master Fund, Ltd.: 310,000 *
Roderick Wong: 310,000 *

(b)	Percent of class:

RTW Investments, LLC: 2.44%*
RTW Master Fund, Ltd.: 2.44%*
Roderick Wong: 2.44%*

(c)	Number of shares as to which RTW Investments, LLC has:

(i)	Sole power to vote or to direct the vote	0,

(ii)	Shared power to vote or to direct the vote	310,000	*

(iii)	Sole power to dispose or to direct the disposition of	0,

(iv)	Shared power to dispose or to direct the disposition of	310,000	*

Number of shares as to which RTW Master Fund, Ltd. has:

(i)	Sole power to vote or to direct the vote	0,

(ii)	Shared power to vote or to direct the vote	310,000	*

(iii)	Sole power to dispose or to direct the disposition of	0,

(iv)	Shared power to dispose or to direct the disposition of	310,000	*

Number of shares as to which Roderick Wong has:

(i)	Sole power to vote or to direct the vote	0,

(ii)	Shared power to vote or to direct the vote	310,000	*

(iii)	Sole power to dispose or to direct the disposition of	0,

(iv)	Shared power to dispose or to direct the disposition of	310,000	*

*On June 8, 2016, Sensus Healthcare, Inc. (the “Company”) closed its initial public offering of 2,300,000 units (the “Units”), trading under the symbol “SRTSU.” Each Unit consisted of one share of the Company’s common stock and one warrant to purchase one share of the Company’s common stock. The Units sold in the Company’s initial public offering included 300,000 Units purchased by the underwriters pursuant to an over-allotment option that was exercised in full.

The Reporting Persons listed above filed a Schedule 13G on June 13, 2016 to report their beneficial ownership of an aggregate of 155,000 Units or 6.74% of the Units issued and outstanding as of June 8, 2016.

On July 21, 2016, the Company issued a press release announcing the separation of the Units, which occurred at market open on Monday, July 25, 2016. Following separation, the common stock and warrants included in the Units commenced trading separately under the symbols “SRTS” and “SRTSW,” respectively, and trading of the Units under the symbol “SRTSU” were suspended.

The shares of the Company’s common stock reported herein (the “Shares”) are held by RTW Master Fund, Ltd. (the “Master Fund”) and RTW Innovation Master Fund, Ltd., (the “Innovation Fund”), (collectively, the “Funds”), which are managed by RTW Investments, LLC (the “Adviser”). Roderick Wong is the Managing Member of the Adviser. The Adviser, in its capacity as the investment manager of the Funds, has the power to vote and direct the disposition of all Shares held by the Funds. Accordingly, for the purposes of Reg. Section 240.13d-3, the Adviser may be deemed to beneficially own an aggregate of 310,000 Shares or 2.44% of the shares of common stock issued and outstanding as of July 25, 2016. The beneficial ownership percentage reported herein is based on 12,700,000 shares of common stock issued and outstanding as of August 1, 2016, as reported on Bloomberg. This report shall not be deemed an admission that the Adviser or Roderick Wong is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the reporting persons herein disclaims beneficial ownership of the Units reported herein except to the extent of the reporting person’s pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of the Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2016	RTW Investments, LLC

	By:	/s/ Roderick Wong
Roderick Wong, Managing Member

RTW Master Fund, Ltd.

	By:	/s/ Roderick Wong
Roderick Wong, Director

Roderick Wong

	By:	/s/ Roderick Wong
Roderick Wong, Individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).